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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   SCHEDULE
                                     13E-4

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E) (1)
                        OF THE SECURITIES ACT OF 1934)

                               ----------------

                          LASALLE RE HOLDINGS LIMITED
                               (NAME OF ISSUER)

                          LASALLE RE HOLDINGS LIMITED
                     (NAME OF PERSON(S) FILING STATEMENT)

             COMMON SHARES                           G5383Q 10 1
       PAR VALUE $1.00 PER SHARE        (CUSIP NUMBER OF CLASS OF SECURITIES)
    (TITLE OF CLASS OF SECURITIES)

                               ----------------

                             CT CORPORATION SYSTEM
                                 1633 BROADWAY
                           NEW YORK, NEW YORK 10019
                                (212) 664-1666

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                               RICHARD W. SHEPRO
                             MAYER, BROWN & PLATT
                           190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                (312) 782-0600

                                MARCH 28, 1997

                   (DATE TENDER OFFER FIRST PUBLISHED, SENT
                         OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
           ----------------------                         --------------------
   $100,000,000.00                                             $20,000.00

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*Assumes the purchase for cancellation of 3,703,703 Common Shares at a price no greater than $30.00 nor less than $27.00 per share.

[_]Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

                     AMOUNT PREVIOUSLY PAID: Not Applicable
                   FORM OR REGISTRATION NO.: Not Applicable
                     FILING PARTY: Not Applicable
                     DATE FILED: Not Applicable

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ITEM 1. SECURITY AND ISSUER.

  (a) The issuer of the securities to which this statement relates is LaSalle Re Holdings Limited, a company organized under the laws of Bermuda (the "Company"), and the address of its principal executive office is 25 Church Street, Hamilton HM FX, Bermuda. Notwithstanding the foregoing, the Company has appointed CT Corporation System, 1633 Broadway, New York, New York 10019, its agent to receive service of process with respect to actions against it arising out of or in connection with the United States federal securities laws or out of violations of such laws in any federal or state court in the United States relating to the transactions covered by this Schedule E-4.

  (b) This Schedule relates to an offer (the "Offer") by the Company to purchase for cancellation up to 3,703,703 of its Common Shares, par value $1.00 per share (such shares, together with all Common Shares of the Company, the "Shares"), at a price no greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, without interest thereon for up to an aggregate price not exceeding $100 million. As of March 21, 1997, the Company had 16,517,485 Shares outstanding and had 8,578,954 Shares reserved for issuance upon exercise of exercisable options thereon, for the exchange of exchangeable non-voting shares of LaSalle Re Limited, a company organized under the laws of Bermuda and a subsidiary of the Company, and upon exercise of options thereon. Additionally, the information contained in the Offer to Purchase referred to in Item 9(a)(1) hereof (the "Offer to Purchase") under the section captioned "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

  (c) The information contained in the Offer to Purchase under the section entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

  (d) This statement is being filed by the Company.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information contained in the Offer to Purchase under the section entitled "Source and Amount of Funds" is incorporated herein by reference.

  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a) The Company intends to purchase for cancellation up to 3,703,703 Shares. Additionally, the information contained in the Offer to Purchase under the sections entitled "Purpose of the Offer; The Capital Plan" and "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" is incorporated herein by reference.

  (b)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information contained in the Offer to Purchase under the Section entitled "Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information contained in the Offer to Purchase under the section entitled "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information contained in the Offer to Purchase under the section entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The financial information contained in the Offer to Purchase under the section entitled "Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) The information set forth in the Offer to Purchase under the section entitled "Acceptance for Payment and Payment for Shares" is incorporated herein by reference.

  (c) Not applicable.

  (d) Not applicable.

  (e) The information contained in the Offer to Purchase is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated March 28, 1997.

  (a)(2) Form of Letter of Transmittal, dated March 28, 1997.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 28, 1997.

  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 28, 1997.

  (a)(6) Form of Letter to Holders of Shares, dated March 28, 1997.

  (a)(7) Press Release, dated March 28, 1997.

  (a)(8) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g)(1) Annual Report on Form 10-K of the Company for the year ended September 30, 1996, incorporated by reference to Securities and Exchange Commission File No. 0-27216.

  (g)(2) Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 1996, incorporated by reference to Securities and Exchange Commission File No. 0-27216.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Andrew Cook
                                          By: _________________________________
                                            Name: Andrew Cook
                                            Title:  Chief Financial Officer
                                                   and Treasurer

Dated: March 28, 1997

                                       3
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                                 EXHIBIT INDEX

  EXHIBIT
    NO.                             DESCRIPTION
  -------                           -----------
 (a)(1)    Offer to Purchase, dated March 28, 1997.
 (a)(2)    Form of Letter of Transmittal, dated March 28, 1997.
 (a)(3)    Form of Notice of Guaranteed Delivery.
 (a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees, dated March 28, 1997.
 (a)(5)    Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees, dated
           March 28, 1997.
 (a)(6)    Form of Letter to Holders of Shares, dated March 28, 1997.
 (a)(7)    Press Release, dated March 28, 1997.
 (a)(8)    Guidelines of the Internal Revenue Service for Certification
           of Taxpayer Identification Number on Substitute Form W-9.
 (b)       Not applicable.
 (c)       Not applicable.
 (d)       Not applicable.
 (e)       Not applicable.
 (f)       Not applicable.
 (g)(1)    Annual Report on Form 10-K of the Company for the year ended
           September 30, 1996, incorporated by reference to Securities and Exchange Commission File No. 0-27216.
 (g)(2)    Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 1996, incorporated by reference to
           Securities and Exchange Commission File No. 0-27216.

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